UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

EXA CORPORATION
(Name of Subject Company)

EXA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

300614500
(CUSIP Number of Class of Securities)

Stephen A. Remondi

Chief Executive Officer

Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

(781) 564-0220

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

John D. Patterson, Jr., Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Exa Corporation, a Delaware corporation (the “Company” or “Exa”), with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 (as heretofore amended and as further amended hereby, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by 3DS Acquisition 3 Corp., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent, Purchaser and Dassault Systèmes with the SEC on October 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 4.                                 The Solicitation or Recommendation.

The information set forth in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor” is hereby amended and supplemented as set forth below.

The subsection entitled “Selected Transactions Analysis” is hereby amended and supplemented by inserting the following paragraph after the first paragraph thereunder and replacing the first table thereunder with the table set forth below:

“The following table sets forth the multiples for each of the selected transactions described above indicated by this analysis.”

Announcement			EV/Revenue		EV/EBITDA
Date	Acquirer	Target	LTM	NTM	LTM	NTM
7/26/17	Open Text Corporation	Guidance Software Inc.	2.1x	1.9x	22.0x	15.5x
12/6/16	Synchronoss Technologies, Inc.	IntraLinks Holdings, Inc.	2.9x	2.7x	17.6x	13.5x
11/14/16	Siemens AG	Mentor Graphics Corporation	3.8x	3.6x	17.9x	13.9x
8/31/16	Genesys Telecommunications Laboratories	Interactive Intelligence Inc.	3.1x	2.8x	N.M.	36.7x
11/2/15	Endurance International Group Holdings Inc.	Constant Contact Inc.	2.7x	2.4x	14.4x	11.7x
3/24/15	Lexmark International Inc.	Kofax Limited	3.4x	3.1x	26.5x	20.0x
11/24/14	3D Systems Inc.	Cimatron Ltd.	1.6x	1.6x	9.8x	10.7x
10/23/14	Siris Capital Group, LLC	Digital River Inc.	1.3x	1.2x	16.0x	9.2x
7/30/14	CME Group Inc.	GFI Group Inc.	0.9x	0.9x	7.6x	5.5x
11/18/13	Advent International	Unit4 NV	2.8x	2.5x	14.7x	12.1x
11/7/13	Autodesk Inc.	Delcam plc	3.3x	N.A.	13.9x	N.A.
9/30/13	Vista Equity Partners Management LLC	The Active Network, Inc.	2.1x	2.0x	37.6x	15.9x
9/23/13	Vista Equity Partners Management LLC	Greenway Medical Technologies, Inc.	4.8x	4.4x	N.M.	39.0x
5/20/13	Genesys Telecommunications Laboratories	SoundBite Communications, Inc.	1.8x	1.6x	N.M.	32.4x
11/28/12	NCR Corporation	Retalix Ltd.	2.4x	2.2x	22.1x	15.4x
8/27/12	IBM Corporation	Kenexa Corporation	3.7x	3.3x	22.2x	19.4x
8/3/12	Synopsys Inc.	SpringSoft Inc.	3.9x	3.6x	11.2x	9.7x
12/8/11	IBM Corporation	DemandTec	5.0x	4.5x	N.M.	N.M.
11/30/11	Synopsys Inc.	Magma Design Automation, Inc.	3.4x	2.8x	15.9x	11.3x
9/15/11	GTCR LLC	Fundtech Ltd.	2.1x	1.9x	13.3x	10.6x
7/26/11	ACI Worldwide Inc.	S1 Corporation	2.1x	1.9x	28.4x	14.6x
7/7/11	One Equity Partners LLC	APAC Customer Services, Inc.	1.3x	1.2x	8.9x	8.1x
6/26/11	S1 Corporation	Fundtech Ltd.	1.6x	1.4x	9.6x	8.0x
4/6/11	Parametric Technology Corp.	MKS Inc.	4.0x	3.3x	24.3x	16.0x
4/4/11	Apax Partners LLP	Epicor Software Corporation	2.3x	2.1x	13.7x	10.4x
3/11/11	Infor Global Solutions	Lawson Software, Inc.	2.5x	2.3x	12.8x	11.1x

The subsection entitled “Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the first two sentences of the second paragraph thereunder with the following:

“Stifel first estimated the terminal value of the Company’s forecasted cash flows by applying a range of exit multiples Stifel deemed relevant in its professional judgment to the Company’s estimated fiscal year 2022 EBITDA, which multiples ranged from 16.0x to 20.0x. Using the midpoint of these exit multiples, or 18.0x, Stifel estimated this terminal value at $441 million. Stifel calculated projected unlevered free cash flow for the second half of fiscal year 2018 and for fiscal year 2019 through fiscal year 2022 using management’s forecasts and discounted these cash flows and the terminal value to present values using discount rates of 13.3% to 15.3%, which Stifel determined was the appropriate range of discount rates, based on the weighted average cost of capital of the selected SaaS public companies. In making its calculations, Stifel took into account the Company’s net cash balance of $16.8 million as of July 31, 2017 (as reported in the Company’s public filings).”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2017	EXA CORPORATION

	By:	/s/ Stephen A. Remondi
	Name:	Stephen A. Remondi
	Title:	Chief Executive Officer